NuStar Energy L.P.

2330 N. Loop 1604 West

San Antonio, Texas 78248

April 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for NuStar Energy L.P. (the “Registrant”)
Registration Statement on Form S-3 (the “Registration Statement”)
(File Nos.: 333-173510; 333-173510-01; 333-173510-02)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the Registrant and its co-registrants, NuStar Logistics, L.P. and NuStar Pipeline Operating Partnership, L.P. The Registration Statement on Form S-3 was filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2011 (SEC Accession No. 0001193125-11-098104).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

If you have any questions or comments, please do not hesitate to contact Amy Perry at (210) 918-2000.

NUSTAR ENERGY L.P.

By:	RIVERWALK LOGISTICS, L.P.,
its general partner

By:	NUSTAR GP, LLC,
its general partner

By:	/s/ Amy L. Perry
Name:	Amy L. Perry
Title:	Secretary

NUSTAR LOGISTICS, L.P.

By:	NUSTAR GP, INC.,
its general partner

By:	/s/ Amy L. Perry
Name:	Amy L. Perry
Title:	Secretary

NUSTAR PIPELINE OPERATING PARTNERSHIP, L.P.

By:	NUSTAR PIPELINE COMPANY, LLC,
its general partner

By:	/s/ Amy L. Perry
Name:	Amy L. Perry
Title:	Secretary